[SUNTECH LETTERHEAD]
October 28, 2010
Ms. Lynn Dicker, Staff Accountant
Mr. Martin James, Senior Assistant Chief Accountant
Mr. Kevin L. Vaughn, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Suntech Power Holdings Co., Ltd. (the “Company”) Form 20-F for the fiscal year ended December 31, 2009 Filed May 11, 2010 File No. 001-32689
Dear Ms. Dicker, Mr. James and Mr. Vaughn:
     Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 27, 2010 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “2009 Form 20-F”) of Suntech Power Holdings Co., Ltd. (the “Company”).
     For your convenience, we have included your comments in this response letter in bold form and keyed our response accordingly. Our responses to the comments are as follows.
Form 20-F as of December 31, 2009
Item 5. Operating and Financial Review and Prospects, page 48
B. Liquidity and Capital Resources, page 70
Trend of credit terms allowed to customers, page 72
1.	We note that you “have not seen increased probability of defaults in accounts receivable and prepayments...with extended credit terms to customers” and that you recognized a negative provision for doubtful accounts of $0.1 million in 2009. Please tell us how you determined that a decrease to the accounts receivable allowance was warranted for 2009 considering that your accounts receivable increased from $213.1 million as of December 31, 2008 to $384.4 million as of December 31, 2009 despite your sales declining from $1,785.8 million in 2008 to $1,606.3 million in 2009. In your response please specifically address the impact of the sales to investee companies of Global Solar Fund and the corresponding increase in accounts receivable related to these entities.

The Company respectfully advises the Staff that of the $384.4 million in accounts receivable as of December 31, 2009, accounts receivable due from investee companies of GSF amounted to

$110.2 million and accounts receivables due from other customers amounted to $274.2 million. As a result, excluding accounts receivables due from investee companies of GSF (which receivables are discussed further below in the response to Comment 2), the accounts receivable balance increased by $61.1 million, or 28.7%, from December 31, 2008. Such increase in accounts receivable balance was mainly attributable to the Company’s grant of extended credit terms to most customers during 2009. As discussed on page 4 of the Company’s 2009 Form 20-F, given the tightening of the credit markets during 2009, the Company extended credit to many new and existing customers or provided them with improved credit terms, including increasing credit limits and extending the time period before payments were due. The Company also re-examined the allowance policy when such credit terms were extended. As a result, the accounts receivable allowance actually increased during the quarters of 2009. However, due to the improvement in the solar market in the fourth quarter 2009, the account receivables allowance in the fourth quarter decreased due to improved accounts receivable aging results and the overall decrease in accounts receivable turn over days, as discussed in further detail below.
As of December 31, 2009, excluding accounts receivable due from investee companies of GSF, most of the receivables were within the credit period, and since such time, substantially all of such receivables have been collected. The decrease to the accounts receivable allowance was primarily driven by improved accounts receivable aging results. The account receivables from third parties over six months were $6.6 million and $1.0 million as of December 31, 2008 and 2009, respectively, which represented 3.2% and 0.5% of respective period end total account receivables balances. The overall accounts receivable (including receivables from related parties) turn over days decreased from 76 days to 60 days from the first quarter 2009 to the fourth quarter 2009. The Company has performed, and continues to perform, monthly credit reviews, and concluded its accounts receivable allowance for 2009 was adequate but not excessive.

2.	As a related matter, we note from your August 19, 2010 Form 6-K that as of June 30, 2010 you have not collected any of the outstanding receivables from investee companies of Global Solar Fund. Please tell us how you have determined that these receivables are not impaired, considering that you disclose on page F-13 that your normal credit terms are 90 days or less and these receivables have been outstanding for over one year.

The Company respectfully advises the Staff that of the total sales of $1,693.3 million made during 2009, Euro91 million (equivalent to $115.8 million) were made to investee companies of GSF. Of such sales, Euro14.2 million (equivalent to $20 million) had been collected during 2009 and Euro76.8 million (equivalent to $110.2 million) remained outstanding as of December 31, 2009. As of December 31, 2009, there was no bad debt provision made in relation to the receivables due from investee companies of GSF.

The Company notes that before extending credit terms to the investee companies of GSF, the Company conducted a thorough credit review process, which considered the availability of financing support from GSF to its investee companies. GSF has been in the process of obtaining project financing from a group of lenders to fund development of a set of solar power plant projects to which the Euro76.8 million (equivalent to $110.2 million) in receivables relate. As set forth below, the Company has discussed on each of its earnings calls since the third quarter of 2009 the continuing progress, in spite of unexpected delays, GSF has made in obtaining such project financing from the group of lenders.
(a)	First Quarter of 2009
•	Project due diligence had been substantially completed by the banks proposed to lend to the investee companies of GSF.

•	A memorandum of understanding with the banks was entered into.

•	Term sheet for such project financing was being negotiated with the banks.

•	Documentation of the project financing facility appeared to be underway and making good progress.

•	Term sheet and project financing facility were expected to be finalized quickly and draw down would then start.
(b)	Third Quarter of 2009:
•	GSF had received signed commitments from four out of six banks involved in the project financing.

•	The Company expected the project financing to be finalized by the end of 2009, delays in credit committee signatures, and the upcoming Christmas and New Year holidays pushed back the time line.
(c)	Fourth Quarter of 2009:
•	GSF had received signed commitments from the remaining two banks, such that all six banks involved in the project financing had delivered signed commitments.

•	The Company believed finalization of the financing agreements should just be a formality at such stage, and drawdown should occur soon thereafter.
(d)	First Quarter of 2010:
•	The final project financing facility agreement was signed during the first quarter of 2010.

•	The conditions precedent contained in the original facility agreement to the draw down appeared to have been met, and the Company expected drawdown to occur soon after.

•	After the earnings call, however, as a result of the delays in closing the financing process, the banks introduced a new condition precedent for such project financing that additional civil works (ie. construction of foundations for trackers and systems, etc.) for such projects must be completed prior to the first draw down of the project financing facility. The new condition precedent was subsequently satisfied prior to the Company’s August 2010 earnings call for the second quarter of 2010 as discussed further below.
(e)	Second Quarter of 2010:
•	A payment of Euro1.7 million was received toward the outstanding receivables.
In evaluating the collectability of the receivable as of June 30, 2010, the Company considered the following:
(a)	Investee companies of GSF had received signed commitments by December 31, 2009 from each of the banks providing project financing.

(b)	The final project financing facility agreement had been signed during the first quarter of 2010.

(c)	The banks had introduced a new condition precedent for draw-down after the final project financing facility agreement was signed in the first quarter of 2010, as discussed above, which required completion of the civil works for trackers and systems etc. prior to the first draw down of the project financing facility. In August 2010, prior to the announcement of the Company’s second quarter 2010 results, an independent third-party engineering, procurement and construction contractor engaged by the investee companies of GSF, completed construction of the civil works at each of the project sites, which fulfilled the final condition precedent thereby permitting draw down of the project financing facility.

Based on the above, the Company determined that it was probable that the investee companies of GSF would obtain necessary financing and, in turn, the Company would collect its outstanding receivables.

The Company respectfully advises the Staff that in late September 2010, the investee companies of GSF made their first draw down of the project financing facility and made payments to the Company of approximately Euro31.3 million related to the outstanding receivables for the sales made to the investee companies of GSF in the first half of 2009.

Currently, GSF is waiting for a second drawdown of the project financing facility. Primarily as a result of weather conditions, the contractor is facing some delays. But in any case, GSF expects to receive the drawdown within a few weeks from the date of this response letter and should pay the Company accordingly.
Consolidated Financial Statements, page F-1
Note 7. Accounts Receivable and Other Receivables, page F-26
3.	We note from your August 19, 2010 Form 6-K and second quarter 2010 earnings call that you state that you collected Eur 26 million in the third quarter of 2010 from Global Solar Fund (“GSF”) investee companies for recent shipments. Further, you state that you have collected Eur 1.7 million of the outstanding December 31, 2009 accounts receivable subsequent to year end. Please address the following:
•	Explain to us how you are recognizing revenues on sales to GSF investee companies in 2010. Please specifically address how you have evaluated whether new shipments meet the collectability criteria giving consideration to the difficulties in collecting past amounts from GSF investee companies.

The Company respectfully advises the Staff that reference to the collection of Euro26 million in the third quarter of 2010 from GSF investee companies for recent shipments refers to additional sales and shipments of products made to other GSF investee companies in 2010 (Solar Puglia II, S.ar.l) pursuant to new and distinct sales agreements (the “2010 GSF Sales and Project Financing Transactions”) from the sales agreements made in 2009 to other GSF investee companies (Energetica Wing and SV S.ar.l.) that are discussed in the Company’s response to Comments 2 and 7 (the “2009 GSF Sales and Project Financing Transactions”). Each of such GSF investee companies are distinct legal entities. In addition, in connection with the 2010 GSF Sales and Project Financing Transactions, such GSF investee companies also entered into new and distinct project financing arrangements which are separate, having no overlap in lenders, from the project financing arrangements associated with the 2009 GSF Sales and Project Financing Transactions. The Company also advises the Staff that the proceeds under both financing transactions are strictly limited to their respective projects.

Under the 2010 GSF Sales and Project Financing Transactions, there is a condition that the investee companies of GSF will only pay the Company when it receives financing from the relevant bank lenders. Further, the relevant bank lenders require shipping documents for goods acquired before the project financing may be drawn down. As a result of the foregoing, the Company determined that collectability cannot be reasonably assured until the financing is obtained by these investee companies of GSF and, accordingly, deferred revenue recognition until that time, assuming all other revenue recognition criteria have been met. The Company respectfully advises the Staff that it had considered the receivables from the 2009 GSF Sales and Project Financing Transactions to be fully collectible as further described in its response to comment 2 and, as such, did not believe further deferral of revenue associated with the 2010 GSF Sales and Project Financing Transactions was warranted after the aforementioned criteria were achieved and financing was obtained.
•	Please explain to us why the GSF investee companies are paying amounts on the current balances but making only minimal payments on the past due amounts. Provide us with additional details to understand how you determine how to allocate payments between the new receivables and the old receivables. For example, we note that you received total payments from GSF investee companies of Eur 27.7 million and you allocated only Eur 1.7 million to the receivables from sales in 2009.

The Company respectfully advises the Staff that, as discussed in its response to the preceding comment, each of the sales contracts and project financing arrangements for the 2010 GSF Sales and Project Financing Transactions are separate and distinct from the sales contracts and project financing arrangements for the 2009 GSF Sales and Project Financing Transactions. The terms of the financing for the 2010 GSF Sales and Project Financing Transactions prohibit proceeds from such financing to be used for purposes unrelated to such 2010 transaction, and such lender closely monitors the use of such proceeds. As a result, the Company may not allocate payments received under the facility for the new receivables to the old receivables. Further, the Company had determined that the receivables from the 2009 GSF Sales and Project Financing Transactions were collectible, as discussed in its response to Comment 2 above.
4.	We note from your second quarter 2010 earnings call that you stated that the first project financing is nearly complete for the Global Solar Fund investee companies. In light of the significant amount of time that has passed from the time of the sale until collection, please explain to us in detail how you evaluated whether your sale to Global Solar Fund investees met the collectability criteria for revenue recognition. Describe the specific factors considered that you believe supported your conclusion that collection was reasonably assured.

The Company respectfully advises the Staff that the Company responded to a similar comment from the Staff on October 21, 2009 in relation to its Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

In evaluating whether sales made to investee companies of GSF met the collectability criteria for revenue recognition for the 2009 GSF sales transactions which were made in March and April 2009, the Company considered the following at the time related revenue was recognized:
(a)	From the fourth quarter of 2008, GSF was engaged in obtaining a facility agreement from a group of lenders, the funds of which would be loaned to the GSF investee companies to enable the construction of the projects such investee companies were developing. In the first quarter of 2009, the Company considered that such financing process was making good progress given that:
•	Project due diligence had been substantially completed by the group of lenders;

•	A memorandum of understanding with the group of lenders was entered into;

•	The term sheet for such project financing was being negotiated with the banks;

•	Documentation of the project financing facility appeared to be underway and making good progress; and

•	A formal presentation had been made to the group of lenders in January 2009 with respect to the detailed construction plans which demonstrated the plan to have the plants operating for four months in 2009 which meant the projects needed to be connected to the grid by August 2009.
(b)	GSF had started negotiations with key construction sub-contractors to perform the civil works (i.e. land leveling, land cleaning, fencing/defense, and work to request for connecting to the grid) in the first quarter of 2009. GSF was motivated to complete such projects in 2009 in order to benefit from higher feed-in-tariffs, which were expected to be lowered in 2010.

(c)	Based on its review of the progress being made in both obtaining financing as well as its credit evaluation/due diligence review, which is described further in the Company’s response to Comment 7, the Company believed collectability was reasonably assured by the time it shipped modules to GSF investee companies in March and April 2009.
5.	We note the statement in your second quarter 2010 earnings call that the conditions precedent for the first project financing is nearly complete. Please explain to us what “conditions precedent” you are referring to. Also, please clarify what you mean by “nearly complete.” In connection with your initial recognition of revenue for these sales in the second quarter of 2009, discuss how you considered these “conditions precedent” and the fact that such conditions apparently had not yet been met. Discuss how you concluded that the collectability criteria had been met given these “conditions” that had not yet been met.

The Company respectfully advises the Staff that, as discussed in its response to Comment 2, as a result of the delays in closing the financing process, the group of lenders in the 2009 GSF Sales and Project Financing Transactions introduced a new condition precedent for such project financing that additional civil works for such projects must be completed prior to the first drawdown of the project financing facility (ie. construction of foundations for trackers and systems etc.). Such new condition precedent and certain issues relating to weather and land conditions, which GSF did not anticipate before, resulted in delay of overall drawdown of the financing. Subsequently, in August 2010, prior to the announcement of the Company’s second quarter 2010 results, the contractor engaged by the investee companies of GSF to perform engineering, procurement and construction services for these GSF projects completed construction of the civil works at each of the project sites and provided verification of such completion, as required by the banks. Completion of the civil works fulfilled the final condition precedent to allow draw down of the project financing facility from the banks.

As a result, in 2009 when revenue was initially recognized, such condition precedent (which was subsequently introduced at a very late stage of the process) did not exist nor was it contemplated and, therefore, the Company did not consider it in its analysis of collectability.

6.	We note that there have been significant pricing declines in your products since the original sales to the Global Solar Fund investee companies. Tell us how these pricing declines might impact the ultimate collection of the full receivable. Discuss whether you expect to collect the full amount of the outstanding Global Solar Fund investee company receivables or if you anticipate having to provide these entities with a discount on the outstanding receivable balance.
The Company respectfully advises the Staff that the prices at which products were sold to the investee companies of GSF were determined on an arms-length basis. Although the prices for the Company’s products have significantly declined since such time, the Company does not believe such declines will impact the collection of the full amount of the receivable due to the following:
(a)	The project financing was kicked off in late 2008, and the financing terms were based on the module prices contracted in 2009. There have been no subsequent changes to those finance terms.

(b)	Except for one instance the Company has no historical practice of providing pricing discounts due to significant declines in price.

(c)	Although prices for the Company’s products have declined significantly, GSF has advised the Company that it still expects to generate reasonable returns from its investee companies.

(d)	GSF has never requested a price reduction from the Company and, as discussed in the response to Comment 2, the Company has collected Euro 47.2 million of the contracted amounts as of the date of this response.
As a result of the foregoing, the Company believes the risk that GSF investee companies will seek to re-negotiate the contracted price is very low, and the Company does not anticipate having to provide a discount on the outstanding receivable balance.
7.	With respect to your sales to Global Solar Fund investee companies in 2009, please tell us the name of each entity that you sell products to and the amount of revenue recognized from each investee company. For any of the investee companies from which you recognized a significant amount of revenue, provide us with a summary of the information obtained in connection with your credit evaluation of that company. Discuss the liquidity of the investee company and its prospects for raising additional funds at the time you recognized revenue.

The Company respectfully advises the Staff that in connection with its sales to GSF investee companies in 2009, it made sales to two GSF investee companies, Energetica Wing SRL (“Energetica Wing”) and SV SRL (“SV”) of Euro58.1 million and Euro32.9 million, respectively.

The Company notes the following additional background information with respect to each such GSF investee company:
(a)	At the time of the Company’s entry into a sales agreement with Energetica Wing, Energetica Wing was a 100% owned subsidiary of GSF. Energetica Wing had a portfolio of investments (i.e. project companies holding permits and licenses) of approximately 64MW of solar power projects distributed among 67 photovoltaic plants in the Apulia region in southern Italy. As of December 31, 2008, which was prior to the time the Company entered into sales agreements with Energetica Wing, according to information received from GSF, the fair value of Energetica Wing was around Euro 15.5 million, which mainly represented the value of Energetica Wing’s permits for its solar power projects.

(b)	At the time of the Company’s entry into a sales agreement with SV, SV was a 100% owned subsidiary of GSF. SV had a portfolio of investments (ie. project companies holding permits and licenses) of approximately 11.65MW of solar power projects in the Apulia region in southern Italy. As of December 31, 2008, which was prior to the time the Company entered into sales agreements with SV, according to information received from GSF, the fair value of SV was around Euro 2.2 million, which mainly represented the value of SV’s permits for its solar power projects.

Subsequently, in 2009, SV became a 100% owned subsidiary of Energitica Wing.
Before entering into the sales agreement with each of Energetica Wing and SV, the Company conducted credit evaluations of such entities consisting of the following information provided by GSF and each of the investee companies:
(a)	Summary from each of Energetica Wing and SV of the status of each of its project financing projects;

(b)	Legal due diligence reports conducted by the law firm retained by the prospective lenders considering to provide project financing facilities to the investee companies;

Such legal due diligence report indicated, among other things, the following:
•	All of the projects had finished the DIA permitting process required in Italy;

•	Most of the projects had obtained full permits for grid connection while others were at a very advanced stage; and

•	Landscape permits and hydrogeological permits are deemed low-risk issues.
(c)	Financial due diligence reports conducted by a professional audit firm retained by the prospective lenders considering to provide project financing facilities to the investee companies;

Such financial due diligence report indicated, among other things, the following:
•	The financial model produced was suitable for the required banking purposes;

•	The accounting principles are consistent with Italian GAAP and mandatory provisions of law; and

•	The financial model could address the key sensitivity cases.
(d)	Insurance due diligence reports conducted by a professional insurance advisory firm retained by the prospective lenders considering to provide project financing facilities to the investee companies;

Such insurance due diligence report indicated, among other things, the following:
•	Risks of property damage, environmental risk, damages to third parties and business interruption were hedged.
(e)	Technical due diligence reports conducted by an engineering company retained by the prospective lenders considering to provide project financing facilities to the investee companies;

Such technical due diligence report indicated, among other things, the following:
•	The use of the Company’s modules in the projects was a good option;

•	The third party inverters selected for the project had good technical specifications and performance, and were made of first-line components; and

•	The third party trackers selected for the project were a good option with a robust and stable structure and precise tracking control. The manufacturer had solid experience with trackers.
(f)	Then current drafts of the term sheet provided by the prospective lenders considering to provide project financing facilities to the investee companies.
Based upon the Company’s review of the information provided, it believed:
(a)	No significant issues were raised in the legal, finance, insurance or technical due diligence reports, which could ultimately hold up the financing process;

(b)	The financing process appeared to be making good progress, and could be finalized within a short period of time;

(c)	The investee companies of GSF associated with the proposed module sales had positive net equity and working capital, and according to the 2008 audited financial statements of GSF, it had also committed to increase its equity contributions in such entities as long as the project development of those investees met certain criteria. Therefore, the Company believed no liquidity issues existed with respect to these investee companies of GSF.

(d)	The prospects for raising additional funds at such time were good.
8.	It appears from your disclosures that the sales to the Global Solar Fund investee companies were made in connection with certain projects those entities were developing. We further note that those investee companies had not yet obtained all the necessary financing for the projects. Please address the following:
•	Describe to us the significant contractual terms with the investee companies relating to the shipment of the related modules.

The Company respectfully advises the Staff that pursuant to the arrangements with the investee companies of GSF, the contractual terms entered into on January 15, 2009 with each of the investee companies (Energetic Wing and SV) with respect to shipment of the modules provided for the following:
•	Initial shipments to begin in approximately March 2009;

•	Delivery terms were FOB Shanghai;

•	Pricing of products varied from Euro2.25 per Watt to Euro 2.30 per Watt depending upon the particular module supplied; and

•	Payment terms were 100%, 60 days after bill of lading date.
•	Describe which party or parties determined the timing of the shipment and explain the factors that contributed to the modules being shipped in the second quarter of 2009.

The Company respectfully advises the Staff that as is typical in most sales arrangements for the Company, the module shipment schedule was determined by the purchasers. As the Company discussed in its response to Comment 2, the original plan was to complete the projects in August 2009, which provided for a four month period of construction/design. This was the primary factor that the purchaser considered in requesting shipment of the modules.

•	Tell us where the modules were shipped and who had physical control and risk of loss of the modules after shipment.

The Company respectfully advises the Staff that the modules were shipped to Italy, and the GSF investee companies took physical possession and control and risk of loss of the modules at the time such modules left the Shanghai port.

•	Describe the status of the development projects at the time of shipments and subsequent considering that financing for the related projects has not yet been completed as of June 30, 2010.

The Company respectfully advises the Staff that at the time of making shipments, GSF had started negotiations with key construction sub-contractors to perform the civil works in the first quarter of 2009. GSF was motivated to complete such projects in 2009 in order to benefit from higher feed-in-tariffs in 2009 which were expected to be lowered in 2010. Agreements with the construction sub-contractors were signed in the second quarter of 2009.

In the first quarter of 2009, main construction activities were focused on engineering and civil works preparation. Modules were demanded in order to have all the equipment ready to immediately start civil works and connect the sites to the grid. By the third quarter of 2009, most civil works, such as fencing, land leveling, land cleaning, and work to connect to the grid, had been started. However, as a result of delays in project financing, progress slowed until the second quarter of 2010. By August 2010, as discussed above in the Company’s response to Comment 2, civil works had been completed and all conditions precedent had been fulfilled to allow draw down of the project financing facility.

•	Tell us if the modules have been installed and/or placed in service.

The Company respectfully advises the Staff that by October 25, 2010, approximately 23MW out of the total 40MW had been installed and approximately 10MW out of the total 40MW had been successfully connected to the grid. The Company expects that all PV modules will be connected to the grid before the end of 2010.
Note 12._ Investments in Affiliates, page F-29
9. With respect to Global Solar Fund (“GSF”), please address the following:
•	Tell us the name of the founder and general partner of the fund (i.e., the Category A manager).

The Company respectfully advises the Staff that, as disclosed on page 87 of the Company’s 2009 Form 20-F, (i) the general partner of GSF is Global Solar Fund Partners S.à r.l., which is responsible for the management of GSF, and (ii) the board of managers of the general partner includes Mr. Javier Romero (Category A manager), Dr. Zhengrong Shi, the Company’s chairman and chief executive officer (Category B manager) and Dr. Stuart Wenham, the Company’s chief technology officer (Category B manager).

While the Company has been advised it is unusual to characterize a fund as having a founder, the Company believes that Mr. Javier Romero could be characterized as the founder of the fund.

•	Tell us whether the Category A manager is currently or has ever been an employee of Suntech Power Holdings or any of its affiliates (other than GSF).

The Company respectfully advises the Staff that Mr. Javier Romero, the Category A manager of Global Solar Fund, previously acted as a non-executive representative and sales agent for the Company though he has never been a Suntech employee. He is no longer a sales agent for the Company and is an independent manager of GSF.

•	Tell us whether you are aware of any situations in which the Category A manager has held himself out to be an employee or representative of Suntech Power Holdings or any of its affiliates (other than GSF).

The Company respectfully advises the Staff that while the Company has been informed that Mr. Javier Romero has previously held himself out to be the president of Suntech Spain, the Company has never authorized him to do so.

•	Describe to us any other relationships that exist or have historically existed between Suntech Power Holdings or any affiliates of Suntech Power Holdings and the Category A manager.

The Company respectfully advises the Staff that except for the relationship with the Company described above as a non-executive representative and sales agent for Suntech, the Category A manager of GSF does not have, nor did he have, any other relationship with the Company or any of its affiliates.

•	To the best of your knowledge, tell us whether the Category A manager has any stock ownership in Suntech Power Holdings or any of its affiliates (other than GSF).

The Company respectfully advises the Staff that to the best of its knowledge, the Category

A manager does not have any stock ownership in Suntech Power Holdings or any of the Company’s affiliates (other than GSF).
Taking into consideration your responses to the above comments, please provide us information on how you determined that Suntech does not have substantive participating rights in GSF as discussed in paragraph 810-20-25 of the FASB Accounting Standards.

The Company respectfully advises the Staff that the Company responded to a similar comment received from the Staff on October 21, 2009 in relation to the Annual Report on Form 20-F for the fiscal year ended December 31, 2008.

ASC 810-20-25 states that the general partner in a limited partnership is presumed to control the limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership unless the limited partners have either of the following: (a) the substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partner without cause (“kick-out rights”) or (b) substantive participating rights. If so, then the general partners do not control the limited partnership.

The Company respectfully advises the Staff that, consistent with the Company’s responses above, the Category A manager is an independent third party. Therefore, the Company does not believe it has a controlling financial interest to consolidate the Fund although it has certain participation rights. The rights held by the Company only give it the ability to block or participate in decisions made by the general partner. The Company cannot enforce any decisions without the general partner’s approval, including:
•	determining investment/divestment actions;

•	managing daily operations;

•	approving/vetoing any amendments to the Articles;

•	redeeming shares or liquidating the fund; and

•	removing the general partner.
Accordingly, the Company believes the equity method of accounting is appropriate to capture its investment in GSF.

10.	We note that as of December 31, 2009, Global Solar fund had a total of five investee companies. Please revise future filings to clearly disclose each investee company and the percentage ownership held by Global Solar Fund. In this regard, please also disclose any separate interests in the investee companies held by any of the Category A or Category B managers.

The Staff’s comment is noted, and the Company will revise future filings to comply with the Staff’s request. The Company further advises the Staff that as of December 31, 2009, except for one investee company in which GSF held a 75% equity interest, GSF held a 100% equity interest in each of its other investee companies. In addition, as of December 31, 2009, there were no separate interests in the investee companies held by any of the Category A or Category B managers.

11.	We note that the initial commitment to acquire the 86.0% share equity of Global Solar Fund required you to contribute total cash consideration of EUR 258 million. Please tell us and revise future filings to disclose what portion, if any, of that commitment has not yet been funded.
The Staff’s comment is noted, and the Company will revise future filings to comply with the Staff’s request. The Company supplementally advises the Staff that of the commitment to contribute EUR258 million to GSF, the Company had contributed Euro74.6 million and Euro131.4 million as of December 31, 2009 and September 30, 2010, respectively. As a result, Euro183.4 million and Euro126.6 million of such commitment had not yet been funded at each of the respective dates.
Note 17. Convertible Notes, page F-33
12.	We note that the equity component or discounted equity for the 2012 Notes and 2013 Notes amounted to $92.0 million and $140.7 million, respectively. Please revise future filings to disclose how you determined the value of the equity components of your 2012 and 2013 Notes.

The Staff’s comment is noted, and the Company will revise future filings to include the following:
We calculated the value of the liability component of our 2012 and 2013 Notes at initial recognition using the discount rate adjustment present value technique, which is a form of the income approach. This amount is then deducted from the initial proceeds to arrive at the value of the equity component. The discount rates used in this income approach are the interest rates of similar liabilities that do not have an associated equity component. We estimated the interest rates for the 2012 Notes using a benchmark of a basket of comparable companies with publicly traded debt or an index of companies with a similar credit rating. For the 2013 Notes, in addition to the interest rates of comparable companies, we also referred to our own 2012 Notes.
Note 28. Commitments and Contingencies, page F-50
13.	We note from page 19 that you may from time to time be required by commercial banks financing certain projects undertaken by your related parties to provide guarantees for some or all of the payments and contractual obligations of your related parties. Additionally, you may be requested to deposit monies in cash collateral accounts as additional security for installment payments of the related party. Please tell us, with a view towards disclosure, whether you have been required to provide any such guarantees or collateral. If so, please tell us the name of the related party for which you provided such guarantee or collateral and whether it is an investee company of Global Solar Fund or Gemini Solar.

The Company respectfully advises the Staff that in connection with the 2010 GSF Sales and Project Financing Transaction, and after the Company filed its 2009 Form 20-F on May 11, 2010, the Company consummated an arrangement in which it guaranteed payment obligations under finance facilities provided by China Development Bank to Solar Puglia II, S.ar.L, an investee company of GSF, amounting to approximately Euro554.2 million. In addition, as additional security to China Development Bank, the Company is required to maintain cash collateral accounts with a commercial banks in Luxembourg in an amount equal to one installment payment of amounts due under the finance facilities amounting to approximately Euro 30 million. Events of default under the finance facilities include failure to pay amounts due on any payment date, failure of the borrower to comply with its financial covenant, failure by the borrower to comply with other provisions of the agreement subject to a 10 day cure period, a cross default by the borrower on other financial indebtedness in excess of Euro1 million, bankruptcy or other events of insolvency, and a material adverse change in the business, property, liabilities, operations, prospects or financial condition of the borrower or the Company, or the ability of the borrower or the Company to perform its obligations under the agreement. In addition, in the event certain power plants to be developed are not connected to the power grid before December 30, 2010, China Development Bank has the right to declare a proportionate amount of the outstanding loans immediately due and payable representing the percentage of the power to be generated by the unconnected plants to the planned installed capacity of 123MW. As security for the Company’s obligations under the guarantee, the Company received a pledge of Euro560 million in German government bonds from GSF Capital Pte Ltd., the parent of the general partner of Global Solar Fund.
14.	We note from page 19 that projects undertaken by your PV systems integration business will likely require you to undertake post-sale obligations that may include system output performance guarantees, system maintenance and liquidated damage payments or customer termination rights. Please tell us, with a view towards disclosure, whether you have been required to provide such post-sale obligations. If so, please tell us the material terms of such provisions and explain to us how these provisions impacted your revenue recognition on the related projects.

The Company respectfully advises the Staff that during 2009 a few customers located mainly in China have requested post-sales obligations. In most cases, these obligations have consisted of:
1)	Guaranteeing minimum system output for a certain period of time, normally less than two years, which require the Company to compensate the customer for losses if the system output is lower than the minimum requirement; and

2)	Providing certain post-sales systems quality warranty for a certain period of time, normally less than 2 years.
With respect to the first obligation, the Company evaluates such possibility of not achieving minimum output based on the standard performance of the Company’s product and weather conditions at project sites. The Company only enters into the sales agreement if the possibility of such post-sales obligations are low.
With respect to the second obligation, the Company evaluates the potential warranty expense and records a warranty accrual at the time when the revenue is recognized. This amount is computed as 1% of the revenue. Based on the Company’s historical record, there has been no such claim from the completed projects as of the date of this letter. As such, the Company believes its warranty accrual is sufficient.
Note 29. Segment Information, page F-51
15.	We note your disclosures that you operate in a single business segment. We also note your disclosures throughout the filing that refer to your new PV systems integration business in addition to your PV modules business. With reference to Topic 280 of the FASB Accounting Standards Codification, please explain to us how you evaluated your segment presentation in 2009 and concluded that it was appropriate to report a single segment. In this regard, we note that the PV systems integration business has increased as a percentage of your total revenues in 2009 compared to prior years.

The Company respectfully advises the Staff that although its PV systems integration business has been separately disclosed, the Company has not reported it as a new segment after considering the following factors:

(a) Although the PV systems integration business has increased as a percentage of the Company’s total revenues in 2009 compared to prior years, such revenues were still less than 5% of the Company’s total revenues.

(b) The PV systems integration business has not been separately managed from the Company’s PV module business.

(c) No discrete financial information is provided to the Company’s chief operating decision maker in making decisions about how resources are allocated or how performance is assessed.

Therefore, the Company concluded that its PV systems integration business is not a separate operating segment under Topic 280 of the FASB Accounting Standards Codification.
* * * *

     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We are grateful for the Staff’s accommodation to extend the date by which the Company was required to provide a response to the Staff’s comments in light of the fact the Company did not receive the comment letter from the Commission until October 14, 2010. To help avoid issues with future transmissions of comment letters and other correspondence from the Commission, the Company would be grateful if the Commission could update its records to direct such future correspondence to:
Ms. Amy Zhang
Chief Financial Officer
Suntech Power Holdings Co., Ltd.
R&D Mansion, 9 Xinhua Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
Tel: 86-510-8531-8952
Fax: 86-510-8534-3049
Email: amy.zhang@suntech-power.com
with a copy to:
Mr. Kim H. Liou
General Counsel
c/o Suntech America, Inc.
71 Stevenson Street, 10th Floor
San Francisco, CA 94105
USA
Tel: 415-268-8841
Fax: 415-882-9923
Email: kim.liou@suntech-power.com
     Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86-510-8531-8952.

Sincerely,
/s/ Amy Yi Zhang
Amy Yi Zhang
Chief Financial Officer